                                                              Exhibit (a)(5)(vi)


              Initial Offer Period for Abengoa's Tender Offer for
     High Plains Corporation Expires; Subsequent Offering Period Provided


     Seville, Spain, December 18, 2001--Abengoa, S.A. today announced that the initial offer period of its tender offer by its wholly owned subsidiary, ASA Environment & Energy Holding AG (ASA), to purchase all of the outstanding shares of common stock of High Plains Corporation (NASDAQ: HIPC) expired Monday, December 17, 2001, at midnight, Eastern Standard Time.

     Following the expiration, the preliminary results of the tender offer show that the shares tendered totaled 14,208,645 shares, representing approximately 86.32% of the outstanding shares of High Plains' common stock.

     Abengoa has accepted for purchase and payment all of the shares that were validly tendered as of the expiration date of the initial offer period of the tender offer.

     Abengoa is providing a subsequent offering period, commencing on Tuesday, December 18, 2001 and expiring on Wednesday, January 16, 2002 at midnight Eastern Standard Time. The subsequent offering period is intended to allow Abengoa to acquire additional shares of High Plains' common stock that remain outstanding.

     During the subsequent offering period, shares of High Plain's common stock will be accepted and paid for promptly as they are tendered. Shareholders who tender shares during such period will be paid the same consideration paid during the initial offering period of $5.6358 per share. Shares tendered during the subsequent offering period may not be withdrawn.

     Once the subsequent offering period has expired, Abengoa intends to merge Abengoa Biofuels Corp., a wholly owned subsidiary of ASA, into High Plains in accordance with and subject to all applicable laws. Upon the effective date of the merger, the remaining shares of High Plains' common stock will be converted into the right to receive $5.6358 per share. Abengoa intends to complete the merger as soon as possible after the expiration of the subsequent offering period.

     High Plains Corporation is among the nation's largest producers of ethanol, the gasoline additive that helps clean the air while reducing our dependence on foreign oil. High Plains is the only public company that focuses exclusively on ethanol and ethanol-based products, and with its recent Nebraska facility expansion, will produce over 85 million gallons of ethanol annually. The Company operates facilities in Colwich, Kansas, York, Nebraska and Portales, New Mexico. Additional information about the Company can be found at its Web site, www.highplainscorp.com.
----------------------

     Abengoa, S.A. is a $1.3 billion company headquartered in Seville, Spain and is listed on the Madrid Stock Exchange. It owns companies and conducts businesses around the world in engineering and construction, systems and network integration, environment and ethanol production. Abengoa currently operates in Spain one 25 million gallon per year ethanol plant and has a second 35 million gallon per year plant planned to start up before June 2002. Additional information about Abengoa can be found at its Web site, www.abengoa.com.
                                                        ---------------

     The international law firm of Squire, Sanders & Dempsey LLP represented Abengoa, S.A. in connection with the tender offer and the acquisition of High Plains.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of High Plains Corporation. The Tender Offer Statement, as amended (including an offer to purchase, a related letter of transmittal and other offer documents), filed by Abengoa with the SEC and the Solicitation/Recommendation Statement, as amended, filed by High Plains Corporation contain important information that should be read carefully before any decision is made with respect to the offer.

     The matters discussed in this press release which are not historical facts contain forward looking information with respect to plans or projections of future performance of High Plains, the occurrence of which involve risks and uncertainties which include, but are not limited to, general economic conditions, industry trends, legislative changes regarding air quality, fuel specifications or incentive programs, changes in cost of grain feedstock and changes in market prices or demand for motor fuels and ethanol. A complete description of these factors, as well as other factors which could affect High Plains' business, is set forth in High Plains' Form 10-K/A for the fiscal year ended June 30, 2001.

For further information contact:

ABENGOA, S.A.
Jesus Perez
34 95 493 71 11